SEC

18006030

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2717 W. Coast Highway
(No. and Street)

Newport Beach	CA	92663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Lemmon, Jr. — 949-574-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On February 28, 2018 before me, Natalie Asik, Notary Public,
(Here insert name and title of the officer)

personally appeared Richard H. Lemmon Jr.,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NATALIE ASIK
COMMISSION #2183039
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires Feb. 11, 2021

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date

CAPACITY CLAIMED BY THE SIGNER

☐ Individual (s)
☐ Corporate Officer

(Title)

☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~- is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Port Securities, Inc.
Newport Beach, CA 92663

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Port Securities, Inc., as of December 31, 2017 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Port Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Port Securities, Inc.'s management. My responsibility is to express an opinion on Port Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Port Securities, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Port Securities, Inc.'s auditor since 2006.
Rocklin, CA
February 20, 2018

Port Securities, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash		$ 131,423
Clearing deposit		48,789
Commissions receivable		27,516
Prepaid expenses		4,753
Furniture and equipment net of accumulated depreciation of $7,090		-
Total Assets		**$ 212,481**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 32,730
Total Liabilities		32,730
Stockholder's Equity		
Common stock (1,500 shares authorized, 51 shares issued and outstanding, no par value)	$ -	
Paid-in capital	28,500	
Retained Earnings	151,251	
Total Stockholder's Equity		179,751
Total Liabilities and Stockholder's Equity		**$ 212,481**

Port Securities, Inc.
Statement of Income
For The Year Ended December 31, 2017

Revenue		
Commissions	$	474,261
12b1 Fees		35,700
Miscellaneous income		1,892
Total Revenue		511,853
Operating Expenses		
Auto		7,798
Clearing charges		60,942
Commissions		242,702
Data and communications		6,651
Insurance		1,520
Office expense		3,645
Professional services		7,390
Regulatory fees		6,775
Rent		11,419
Salaries, wages and related expenses		40,089
Telephone		5,066
Travel and entertainment		41,394
All others		12,307
Total Operating Expenses		447,698
Income before tax provision		64,155
Income tax provision		1,100
Net Income	$	**63,055**

Port Securities, Inc.
Statement of Changes In Stockholder's Equity
For The Year Ended December 31, 2017

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings		Total
Balance December 31, 2016	51	$	-	$	28,500	$	138,196	$	166,696
Net Income							63,055		63,055
Distributions							(50,000)		(50,000)
Balance December 31, 2017	**51**	**$**	**-**	**$**	**28,500**	**$**	**151,251**	**$**	**179,751**

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Statement of Cash Flow
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	63,055
Adjustments to reconcile net assets to net cash provided by operating activities:		
(Increase) decrease in Clearing Deposit		(22,500)
(Increase) decrease in Commission receivable		1,970
(Increase) decrease in prepaid expenses		184
Increase (decrease) in accounts payable		8,113
Increase (decrease) in salaries payable		(7,403)
Net cash flows from operating activities		43,419
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		
Distributions		(50,000)
Net cash flows used in financing activities		(50,000)
Net decrease in cash		(6,581)
Cash at beginning of year		138,004
Cash at December 31, 2017	$	**131,423**
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	2,556

See Auditor's Report and Accompanying Notes to Financial Statements

Port Securities, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2 – Significant Accounting Policies (continued)

Statement of Cash Flows - The Company has defined cash as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 27,516	$ 0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $174,998 which was $169,998 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.19 to 1.

Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2017, the Company recorded franchise tax of $1,100.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 9– Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – Pension Plan

The Company's current pension plan is a SEP ("simplified employee pension plan") covering all employees with twelve (12) months service. The plan provides for annual contributions equal to 25% of compensation paid to eligible employees. For the year ended December 31, 2017, the pension expense was $7,500.

Note 11 – Operating Lease

The company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2017 was $11,419.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 20, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Port Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2017

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 179,751
Nonallowable assets	
Prepaid expenses	(4,753)
Net Capital	174,998
Computation of Net Captial Requirements	
Minimum net aggregate indebtedness	
6-2/3 % of net aggregate indebtedness	2,182
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	169,998
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	171,725
Computation of Aggregate Indebtedness	
Total liabilities	32,730
Aggregate Indebtedness to net capital	0.19

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 176,097
Variance	1
Income Tax Accrual	(1,100)
Net Capital per Audited Report	$ 174,998

Port Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Port Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Port Securities, Inc.
Newport Beach, CA 92663

I have reviewed management's statements, included in the accompanying Port Securities, Inc. (the "Company") Exemption Report in which (1) Port Securities, Inc. identified the following provisions of 17C.F.R. §15c3-3(k) under which the Port Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) ("exemption provisions"), and (2) the Port Securities, Inc. stated that the Port Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Port Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Port Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockline, CA
February 20, 2018

PORT SECURITIES, INC.

Member FINRA/SIPC

January 17, 2018

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Port Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

Richard H Lemmon Jr.

President

2717 W. Coast Hwy. • Newport Beach, CA 92663 • (949) 574-9286 • (800) 417-7381 • FAX (949) 574-0565

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

To the Board of Directors
Port Securities, Inc.
Newport Beach, CA 92663

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Port Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Port Securities, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Port Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Port Securities, Inc.'s management is responsible for Port Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting an adjustment as follows:

	Originally reported	Amended SIPC 7	Difference
Line 2c1	$231,932	$153,838	
Line 2c3	60,942	60,942	
Line 9ii	0	757	
Total deductions	$292,874	$215,537	$77,337
Assessment	$328	$444	$116
Paid SPIC 6	(177)	(177)	
Paid original	(151)	(151)	
Due	$ 0	$116	

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting the differences above; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting the differences above.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockling, California
February 20, 2018